Exhibit 99.1

i-80 Gold Announces High-Grade Results from Underground Drilling at Cove

New results include 29.6 g/t Au over 7.2 m, 18.7 g/t Au over 8.3 m & 37.2 g/t Au over 3.7 m

RENO, Nev., April 15, 2024 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce additional results from 2023 drilling in the Helen Zone that continues to realize significant high-grade results from the underground drilling program at the Company's 100%-owned McCoy-Cove Property ("Cove" or "the Property") located in Lander County, Nevada.

The new results are from the 2023 underground drilling program to define the Helen Zone, the first horizon expected to be accessed at the Cove Mine. The most recently received results from the Helen Zone compliment recently released intercepts that returned up to 22.6 g/t Au over 19.1 m in hole iCHU23-37, 32.9 g/t Au over 14.9 m in hole iCHU23-38 and 23.5 g/t Au over 12.8 m in hole iCHU23-39 (see Company Press Release dated March 5, 2024). Three of the new holes were drilled to only intersect the Upper Helen mineralized horizon that typically contains thinner mineralized zones when compared to the Lower Helen. A complete summary of new results is provided in Table 1.

Highlight new results from drilling at McCoy-Cove include:

•	iCHU23-40: 11.5 g/t Au over 3.7 m (Upper Helen Zone)
•	iCHU23-41: 37.2 g/t Au over 3.7 m (Upper Helen Zone)
•	iCHU23-42: 29.6 g/t Au over 7.2 m (Lower Helen Zone)
•	iCHU23-43: 9.2 g/t Au over 5.3 m (Upper Helen Zone)
•	and 12.3 g/t Au over 6.6 m (Lower Helen Zone)
•	and 18.7 g/t Au over 8.3 m (Lower Helen Zone)

The McCoy-Cove Property is strategically located in heart of the prolific Battle Mountain Trend immediately south of Nevada Gold Mines' Phoenix Mine and the Company's Lone Tree processing facility (see Figure 1).  Cove is one of three deposits being advanced to realize the Company's goal of building one of the largest producers in the United States.

"Results received to-date continue to confirm that Cove is one of the highest-grade, development-stage, gold deposits in North America", stated Tyler Hill, Chief Geologist of i-80 Gold. "New results continue to return significant high-grade gold mineralization, consistently in excess of ten grams per tonne gold."

Carlin-style mineralization in the Helen and CSD Gap zones is hosted primarily in the Favret limestone rock unit with enhanced grades and thicknesses of mineralized zones occurring at structural intersections, along the margins of dikes and sills, and within the axis of the northwest striking Cove anticline. The Helen Zone has both "Upper" and "Lower" mineralized horizons with the Upper Zone comprising a smaller, narrower, zone of gold mineralization hosted in the Panther Canyon and Home Station formations and the Lower Zone comprising the main horizon hosted within the Favret limestone formation.

Polymetallic mineralization also occurs on the Property, particularly in the 2201 Zone that occurs below and to the east of Carlin-style mineralization. This polymetallic mineralization remains a significant upside opportunity.

Figure 1 - Property Location Map (CNW Group/i-80 Gold Corp)

Table 1 - Highlight New Assay Results from Cove Underground Drilling

New 2023 results from McCoy-Cove, estimated true thickness 75-95%
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)
iCHU23-40	Upper Helen	Core	166.8	170.5	3.7	11.5	11.6
iCHU23-41	Upper Helen	Core	127.4	131.1	3.7	37.2	5.6
iCHU23-42	Lower Helen	Core	217.5	220.7	3.2	7.9	0.3
and	Lower Helen	Core	261.6	264.6	3.0	9.9	4.2
and	Lower Helen	Core	291.6	298.8	7.2	29.6	8.8
iCHU23-43	Upper Helen	Core	144.5	149.8	5.3	9.2	6.3
and	Lower Helen	Core	256.9	263.5	6.6	12.3	3.0
and	Lower Helen	Core	288.9	297.1	8.3	18.7	6.5
and	Lower Helen	Core	343.5	346.6	3.0	6.9	6.4
iCHU23-44	Upper Helen	Core	136.9	140.8	3.9	4.8	5.4
UTM	Drillhole ID		East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iCHU23-40		481768	4465975	1427	182	-57
	iCHU23-41		481766	4465976	1427	229	-62
	iCHU23-42		481766	4465976	1427	248	-83
	iCHU23-43		481767	4465977	1427	264	-87
	iCHU23-44		481766	4465977	1428	260	-54

Figure 2 - 3D View of the Cove Deposit and Drill Program (CNW Group/i-80 Gold Corp)

Figure 3 - Surface Plan View of the Cove Deposit (CNW Group/i-80 Gold Corp)

The McCoy-Cove Property comprises a large package of approximately 13,000 hectares covering an area roughly 15 km by 10 km that offers substantial exploration upside as the bulk of work completed to-date has been focused on the main deposit areas. Earlier exploration, mostly completed in 20214, resulted in several new discoveries that have received little to no follow-up including polymetallic mineralization in the 2201 and Davenport targets. One of the primary future targets at McCoy-Cove is the pediment area to the east of the Cove deposit where only two holes have drilled to a sufficient depth to intersect the favourable Favret limestone unit.  Both holes intersected broad zones of Carlin-type alteration with assays of up to 1.7 g/t Au and 364 g/t Ag over 11.4 m proximal to an interpreted large untested structural trend that represents a major future exploration target.

Please click here for further information on abbreviations and conversions referenced in this press release.

Annual Report on Form 40-F for the year ended December 31, 2023

As previously disclosed in its Annual Report on Form 40-F for the year ended December 31, 2023, which was filed on March 12, 2024 with the Securities and Exchange Commission, the audited financial statements contained an unqualified audit opinion from its independent registered public accounting firm that included an explanatory paragraph related to the Company's ability to continue as a going concern. See further discussion in footnote 2 to the Company's financial statements included in the Company's Annual Report on Form 40-F. This announcement is made pursuant to NYSE American LLC Company Guide Section 610(b), which requires public announcement of the receipt of an audit opinion containing a going concern paragraph. This announcement does not represent any change or amendment to the Company's financial statements or to its Annual Report on Form 40-F for the year ended December 31, 2023.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (ALS) (Au; 30g fire assay) and ME-MS61 (35 element suite; 0.4g 4 acid/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at McCoy-Cove and the potential of the Cove project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.View original content to download multimedia:https://www.prnewswire.com/news-releases/i-80-gold-announces-high-grade-results-from-underground-drilling-at-cove-302116309.html

SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice-President; 1.866.525.6450; 1.775.525.6450; 5190 Neil Road, Suite 460, Reno, Nevada 89502

CO: i-80 Gold Corp

CNW 06:00e 15-APR-24